RMS

17006006

MISSION
SEC Mail Processing Section
FEB 28 2017
Washington DC
415

PORT

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE SUITE 150
(No. and Street)

PORTLAND OREGON 97201-5333
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~GARY F. PURPURA~~ ~~503/225-9393~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, CPA., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GFP

OATH OR AFFIRMATION

I, GARY F. PURPURA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
LISA M BOYD
NOTARY PUBLIC-OREGON
COMMISSION NO. 479079
MY COMMISSION EXPIRES JULY 01, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, CPA., PC

NAME (If individual, state last, first, middle name)

70

ADDRESS

15405 SW 116TH AVENUE, SUITE 112
KING CITY, OREGON 97224

Number and Street 71	City 72	State 73	Zip Code 74

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

LIBERTY CAPITAL INVESTMENT CORPORATION

Annual Audited Report

December 31, 2016

DUANE LIEBSWAGER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
Liberty Capital Investment Corporation

Report on the Financial Statements

I have audited the accompanying statements of financial condition of Liberty Capital Investment Corporation as of December 31, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards established by The Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2017

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

	2016
ASSETS	
Cash and cash equivalents	$116,559
Receivables from broker dealers	0
Receivables - Other	2,112
Inventory positions at clearing Corporation	248,942
Deposits with clearing organizations	25,000
Furniture, equipment at cost - net of accumulated depreciation of $22,685	1,488
Prepaid expenses	25,161
TOTAL ASSETS	$419,262

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 81,468
TOTAL LIABILITIES	81,468
STOCKHOLDERS' EQUITY	
Common stock, no par value 8,300 shares issued	17,237
Additional paid-in capital	10,116
Retained earnings	310,441
Total stockholders' equity	337,794
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$419,262

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2016

	2016
REVENUE	
Commissions	$208,703
Sale of investment company shares	35,581
Dividends and interest	4,754
Fee income	572,387
Other	13,657
Unrealized Gains (Losses) on Securities	17,303
Total revenue	852,385
EXPENSES	
Employee compensation and taxes	618,729
Commissions and floor brokerage	53,338
Regulatory fees and assessments	7,061
Communications	7,113
Occupancy and equipment rents	47,846
Professional fees	18,372
Other expenses	59,673
Depreciation	699
Total expenses	812,831
NET INCOME, (LOSS) BEFORE INCOME TAXES	39,554
INCOME TAXES	(7,673)
NET INCOME (LOSS)	$ 31,881

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2015	8,550	$17,405	$10,116	$287,607	$315,128
Company stock repurchased	(250)	(168)		(9,047)	(9,215)
Net income (loss) for the year				31,881	31,881
Balance at December 31, 2016	8,300	$17,237	$10,116	$310,441	$337,794

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

	2016
Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Cash received from operations	$915,318
Cash paid to employees and suppliers	(811,757)
Dividends received	4,754
Income taxes	(5,909)
Net cash used by operating activities	102,406
Cash flows from investing activities:	
Inventory positions purchased	(37,017)
Purchase of equipment	0
Net cash used by investing activities	(37,017)
Cash flow from financing activities:	
Repurchase of company stock	(9,215)
Net cash provided from financing activities	(9,215)
Net increase in cash and cash equivalents	56,174
Cash and cash equivalents at beginning of year	60,385
Cash and cash equivalents at end of year	$116,559

Reconciliation of net income to net cash provided by operating activities:

Net income (loss)	$ 31,881
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	699
Change in assets and liabilities:	
Receivables from brokers or dealers and other	68,331
Prepaid expenses, deposits	(1,508)
Accounts payable	3,003
Total adjustments	70,525
Net cash used in operating activities	$102,406

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 9, 2017, the date on which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management

Use of Accounting Estimates

make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C - INVENTORY POSITIONS AT CLEARING CORPORATAION

Marketable securities owned at December 31, 2016, consist of investment securities at quoted market values.

Readily marketable (allowable):	
Corporate stocks	$145,864
Stock and bond mutual funds	103,078
	$248,942

Fair Market Measurement at Reporting Date Using:

Description	2016	Quoted Prices In Active Markets For Identical Assets Level 1
Available-for-sale securities	$248,942	$248,942
Total	$248,942	$248,942

NOTE D - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2016, fixed assets consist of:

Furniture and fixtures	$ 22,644
Leasehold improvements	1,530
Less accumulated depreciation	(22,686)
	$ 1,488

LIBERTY CAPITAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Fixed Assets (Continued)
Depreciation expense was $699 for the year ended December 31, 2016.

NOTE E - CAPITAL STOCK

Capital stock at December 31, 2016 consists of:

20,000 shares of no par value common stock authorized, 8,300 issued and outstanding.	$ 17,237

NOTE F - INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2013, generally for three years after they were filed.

The components of the provision for corporate income tax are as follows:

	Current	Total
Federal	$ 5,349	$ 5,349
State	2,324	2,324
Total Provision	$ 7,673	$ 7,673

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $287,204, which was $282,204 in excess of its required net capital of $5,000. The Company's net capital ratio was .284 to 1.

NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2016, was $10,899.

NOTE I - STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

During 2016, the Company repurchased 250 shares of stock under an option for an employee/stockbroker. The stock certificate was voided and the payment was allocated to common stock($168) and retained earnings ($9,047).

NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate, which is currently $199 per parking space. In June 2016, the agreement was extended through December, 2017 with monthly rent at $4,043.

NOTE J - LEASE COMMITMENTS (CONTINUED)

The future lease commitments are summarized as follows:

2017	$ 48,516
	$ 48,516

Total rent expense including parking for 2016 was $47,846.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the federally insured limits. The amount at risk at December 31, 2016 is zero. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Liberty Capital Investment Corporation

I have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2016, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and PCAOB. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2017

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2016

	2016
Stockholders' equity from statement of financial condition	$337,794
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	337,794
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(1,488)
Prepaid expenses	(25,161)
	311,145
Net Capital before haircuts	
Haircut on other securities	(23,941)
Net Capital	$287,204
Computation of net capital requirement	
Minimum net capital required	$ 5,426
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$282,204
Excess net capital at 1000%	$279,057
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 81,468
Total aggregate indebtedness	$ 81,468
Ratio: Aggregate indebtedness to net capital	.284 to 1.

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5
For Year Ended December 31, 2016

	2016
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$299,769
Adjustments	
Effect on net income for adjustments	
(Increase) Decrease in aggregate indebtedness	(12,565)
Rounding	(0)
Net capital at December 31, as adjusted	$287,204
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 68,903
Rounding	0
Increase (Decrease) in aggregate indebtedness	12,565
Total aggregate indebtedness as of December 31, as adjusted	$ 81,468

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of Liberty Capital Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC 17a-5, in which (1) Liberty Capital Investment Corporation indentified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) Liberty Capital stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and it's statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1943.

Oregon

Duane Liebswager CPA P.C

Duane Liebswager, C.P.A., PC

February 9, 2017

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Liberty Capital
Investment Corporation

1800 SW First Ave., Suite 150, Portland, OR 97201
(503) 225-9393 • Fax (503) 225-6532
www.LibertyCapInv.com

2016 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2016, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2016 under section (k) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2016 and was effective at the end of fiscal year 2016.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2016.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

Sincerely,

Gary Purpura
Senior Financial Consultant and Principal